EXHIBIT 4.2

FIRST AMENDMENT TO INDENTURE

This First Amendment to Indenture (this "Amendment") is made and entered into as of February 12, 1999 by and between MMI Products, Inc., a Delaware corporation (the "Company"), and U.S. Trust Company of Texas, N.A., a national association formed under the laws of the United States (the "Trustee").

RECITALS:

WHEREAS, the Company and the Trustee, pursuant to Section 9.1(i) of the Indenture, desire to amend the Indenture entered into by and between them on April 16, 1997 (the "Indenture"), as provided in this Amendment;

NOW, THEREFORE, the parties hereto agree as follows:

1. Amendment of Indenture. The Company and the Trustee hereby acknowledge and agree that the second paragraph of the first page of the Indenture is hereby deleted and is replaced in its entirety by the following paragraph:

The Company and the Trustee agree as follows for the equal and ratable benefit of the Holders of the 11 1/4% Series A Senior Subordinated Notes due 2007 (the "Series A Notes") and the 11 1/4% Series B Senior Subordinated Notes (the "Series B Notes" and, together with the Series A Notes and such other notes as may from time to time be issued pursuant to Section 2.2 of this Indenture, the "Notes"):

2. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of New York.

3. Counterparts. The parties hereto may sign any number of copies or counterparts of this Amendment. Each signed copy or counterpart shall be an original, but each of them together shall represent the same agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

MMI PRODUCTS, INC.

By: /s/ Julius S. Burns

Name: Julius S. Burns

Title: President

U.S. TRUST COMPANY OF TEXAS, N.A.

By: /s/ Bill Barber

Name: Bill Barber

Title: Vice President